Consent of Independent Registered Public Accounting Firm

The Members and Board of Managers
Torrey International Strategy Partners, LLC:

We consent to the use of our report dated June 4, 2007, with respect to the statement of assets and liabilities of Torrey International Strategy Partners, LLC, a Delaware limited liability company (the Fund), including the schedule of investments in investment funds as of March 31, 2007, and the related statements of operations and cash flows for the year then ended, the statements of changes in members' equity - net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the four-year period ended March 31, 2007, and for the period from inception (November 1, 2002) through March 31, 2003, incorporated herein by reference, and to the reference to our firm under the heading "Accountants and Legal Counsel" in the Private Placement Memoranda.


/s/ KPMG LLP
Seattle, Washington
July 18, 2007

SK 80350 0024 794456